Exhibit 99.1

ALBERTA STAR DEVELOPMENT CORP.
Suite 506 - 675 West Hastings Street · Vancouver · British Columbia · V6B 1N2
Telephone: (604) 681-3131 Facsimile: (604) 408-3884

NEWS RELEASE

December 17, 2010	TSX-V Trading Symbol: ASX
OTC BB Trading Symbol: ASXSF
FRANKFURT Trading Symbol: QLD

ALBERTA STAR DRILLS AND CASES SECOND WELL IN PHASE- 2 DRILLING PROGRAM AND OBTAINS CREDIT FACILITY

VANCOUVER, BRITISH COLUMBIA - Alberta Star Development Corp. (TSXV: ASX) (“Alberta Star” or the “Company”) is pleased to announce that the Company has successfully drilled and cased a second well in the Company’s Phase 2 Drilling Program and has entered into a credit facility agreement with a Canadian chartered bank.

PHASE 2 DRILLING UPDATE - LANDROSE, SASKATCHEWAN

The Company is pleased to announce that the Company has successfully drilled and cased it’s second well (50% working interest to the Company) in its Phase 2 Drilling Program in Landrose, Saskatchewan. The Company’s Phase 2 Drilling Program is scheduled to consist of three in-fill wells, the first well located on Section 16-50-26-W3M and the second and third wells located on Section 6-50-25-W3M. The drilling rig has moved to the third well location and has spudded, with the third well expected to be drilled and completed within the week. The first well, situated on Section 16 was completed last week and is expected to commence production of heavy oil prior to end of December. Production from the newly drilled second well is expected to commence prior to the end of December 2010. The Company holds a 50% working interest in the Phase 2 wells at Landrose, Saskatchewan.

The second and third in-fill wells of the Phase 2 Drilling Program are located adjacent to the Company’s three (3) producing heavy oil wells (Phase 1 Drilling Program) located on Section 6-50-25-W3M at Landrose, Saskatchewan.

CREDIT FACILITY

The Company is pleased to announce that it has entered into a credit facility agreement with a Canadian chartered bank located in Calgary, Alberta. The credit facility consists of an operating facility of $800,000 at an interest rate of bank prime plus 2.0% and a development facility with a $300,000 limit at an interest rate of bank prime plus 2.5%. These new banking facilities will provide the Company with additional flexibility in respect to its growing day- to- day operations, and to increase it’s production profile and exploration and drilling activities in 2011. The Company has a strong balance sheet and cash position, has increased it’s production profile and these factors, combined with the addition of flexible credit facilities are expected to fuel the Company’s production growth plans in the oil and gas sector in 2011.

ALBERTA STAR DEVELOPMENT CORP.

The Company is a Canadian resource exploration and development company that identifies, acquires and finances oil and natural gas assets in Western Canada and advanced stage mineral exploration projects in North America. The Company has recently made two strategic heavy oil & gas acquisitions in Lloydminster, Alberta and Saskatchewan which has expanded its diversification into the oil and natural gas resource sector with the acquisition of revenue producing resource assets which compliments its existing, advanced stage mining interests. The Company is a junior heavy oil producer that has a growing production base, and is maximizing future production through its exploration drilling activities, production acquisitions and strategic asset acquisition both domestically and in the international arena. The recent, strategic property acquisitions combined with a growing production portfolio has further strengthened the Company’s relationship, with an experienced working interest partner and heavy oil industry leader. This strategic partnership will allow for rapid future expansion into the oil and natural gas resource sector through exploration drilling, existing asset development and production asset acquisition. The Company’s strong balance sheet is expected to fuel the Company’s coming production growth plans in the oil and gas sector.

The Company maintains a strong balance sheet and has a qualified management team in field exploration, exploration drilling, well operations and has the necessary manpower ready for the development of the Company’s oil and gas and natural resource properties. The Company is committed to increasing its daily aggregate oil production, by selecting and acquiring additional strategic oil and gas properties for acquisition, exploration and then developing these petroleum and natural gas resource assets. The Company plans on increasing exploration and development of its existing petroleum and natural gas resource assets and plans on increasing its daily aggregate oil production with these assets. The Company continues to review and seek to acquire additional strategic oil & gas exploration properties in Alberta, Saskatchewan and as well, is seeking to acquire additional international oil and gas production and exploration projects. The Company will also consider advanced stage base and precious metal property acquisitions and will seek to acquire additional exploration and production resource projects.

INVESTOR RELATIONS

Investors are welcomed to contact Benjamin Curry of Progressive I.R. Consultants Corp. at (604) 689-2881, the Company’s Investor Relations specialists for all corporate updates, and investor inquiries.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Tim Coupland, President and CEO
Alberta Star Development Corp.
Tel (604) 681-3131           Fax (604) 408-3884
www.alberta-star.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as the term is defined in the Policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Reader Advisory

Certain information in this Press Release is forward-looking within the meaning of certain securities legislation, and is subject to important risks, uncertainties and assumptions. This forward-looking information includes, among other things, information with respect to Alberta Star’s beliefs, plans, expectations, anticipations, estimates and intentions, including the licensing, completion and success of future drilling and development activities, the performance of existing wells, the performance of new wells, general economic conditions, availability of required equipment and services and prevailing commodity prices. The words "may", "could", "should", "would", "suspect", "outlook", "believe", "anticipate", "estimate", "expect", "intend", "plan", "target" and similar words and expressions are used to identify forward-looking information. The forward-looking information in this Press Release describes Alberta Star’s expectations as of the date of this Press Release.

Material factors which could cause actual results or events to differ materially from such forward-looking information include, among others, risks arising from general economic conditions and adverse industry events, risks arising from operations generally, changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve estimates; the uncertainty of estimates and projections relating to production, costs and expenses, and health, safety and environmental risks, commodity price and exchange rate fluctuations; reliance on contractual rights such as licenses and leases in the conduct of its business, reliance on third parties, reliance on key personnel, possible failure of the business model or business plan or the inability to implement the business model or business plan as planned, competition, environmental matters, and insurance or lack thereof and the other factors described under “Risk Factors” in the Company’s annual reports and Form 20-F available in Canada at www.sedar.com, as well as on file with the U.S. Securities and Exchange Commission. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

Alberta Star cautions that the foregoing list of material factors is not exhaustive, is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. When relying on Alberta Star’s forward-looking information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. It has also assumed that the material factors referred to in the previous paragraph will not cause such forward-looking information to differ materially from actual results or events. The forward-looking statements contained in this press release are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.